GEMXX CORP.

2300 West Sahara Avenue, Suite 800

Las Vegas, Nevada 89102

June 4, 2024

VIA EDGAR

Anuja A. Mujmudar

Attorney-Advisor

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gemxx Corp.
Request for Withdrawal Pursuant to Rule 259 of Offering Statement on Form 1-A Originally Filed June 28, 2022
File No. 024-11922

Dear Ms. Mujmudar:

Initially, please be advised that this letter is to serve as a withdrawal of the Company’s 1-A-W filed on May 22, 2024, in favor of the following withdrawal request.

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended, GEMXX Corp. (the Company) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of (1) the Company’s Offering Statement on Form 1-A (File No. 024-11922), together with all exhibits and all pre-qualification amendments thereto (collectively, the “Offering Statement”), and (2) the Company’s post-qualification amendments to the Offering Statement filed on December 1, 2023, January 4, 2024, January 22, 2024, and February 12, 2024, respectively (collectively, the “Post-Qualification Amendments”).

The Offering Statement was declared qualified on January 30, 2023, and no securities covered by the Offering Statement have been sold. Further, none of the Post-Qualification Amendments has been declared qualified and no securities covered by the Post-Qualified Amendments have been sold.

The Company has decided not to pursue the qualification due to significant changes in the business prospects of the Company that have rendered moot the stated business purposes of the Offering Statement and the Post-Qualification Amendments.

Please do not hesitate to contact the undersigned or Eric Newlan of Newlan Law Firm, PLLC, counsel to the Company, at (940) 367-6154, with any questions relating to this matter.

Thank you for your assistance in this matter.

Sincerely,

/s/ Richard Clowater

Richard Clowater

Chief Executive Officer.